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Media Release

Roche

02042542

SUPPL

RECD S.E.C.
JUL 1 0 2002
1086

Zenapax use in paediatric renal transplant patients approved in Europe

Children offered hope of extended graft survival

Roche announced today that the European Medicines Evaluations Agency (EMEA) has approved Zenapax (daclizumab) for use in children undergoing kidney transplantation. This decision will mean availability of a therapy that has the potential to safely and effectively increase the chance of prolonged kidney graft survival in children with end-stage renal disease.

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JUL 2 3 2002
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"Transplant candidates often wait a long time for an organ donation," commented Professor Burkhard Toenshoff, Professor of Pediatrics and Pediatric Nephrology, of the University of Heidelberg, Germany, "so knowing that there is an improved chance of the graft being accepted can make all the difference to a young patient. Zenapax has always been an ideal candidate for paediatric use because it's a very low-toxic drug; now, children can hope for a new organ that will last longer with the aid of a safe treatment like Zenapax."

The EMEA's approval was based on results from an open-label, multicentre study designed to investigate the safety, efficacy and pharmacokinetics of Zenapax in combination with standard immunosuppressive therapy for the prevention of acute rejection of kidney transplants in paediatric patients. In this study, 87% of patients retained their kidney graft one-year after transplantation – an improvement of 13.5% on the European paediatric average. Zenapax was also shown to be well tolerated, with only 2% of patients experiencing serious adverse events.

About Zenapax

- Zenapax is indicated for the prophylactic treatment of acute rejection of organ transplantation rejection, to be used in conjunction with a standard immunosuppressive regimen.
- Zenapax is a biosynthetic monoclonal antibody which inhibits the receptor (IL-2R), which in turn blocks human T lymphocytes which are known to play a key role in allograft rejection. In

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both adults and children, the mechanism of Zenapax is the same, resulting in a minimum of a 3-month presence around these lymphocytes, at a time when the majority of acute rejections occur.

- An intravenous formulation of Zenapax is available for transplantation. The recommended dose in adult and paediatric renal transplantation is 1 mg/kg, which should be given within 24 hours before transplantation.

Roche in Transplantation

Roche is strongly committed to improving the long-term outcomes of transplantation and enhancing the quality of life of transplant recipients. Roche has developed three innovative therapies that improve graft and post-transplant health: CellCept is the cornerstone of low toxicity immunosuppressant therapies. CellCept is the largest selling branded immunosuppressive in North America, offers both physicians and patients the possibility of an effective long term immunosuppressive regimen with low toxicity, Zenapax prevents the acute rejection of the newly transplanted organ, and Cymevene/Cytovene/Valcyte has been developed for the prevention and treatment of cytomegalovirus, a dangerous viral infection associated with transplantation. Recently, Roche have announced a co-development agreement with Isotechnika for their new medicine, ISATx 247, a potentially more potent and less toxic calcineurin inhibitor. In addition, Roche supports basic research in transplantation with its funding of the independent Roche Organ Transplantation Research Fund (ROTRF), which directly supports innovative research projects attracting new researchers with innovative and novel scientific ideas to meet unmet medical needs in solid organ transplantation.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, thus enhancing people's well being and quality of life.

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